SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 13, 2007

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Unit 1106-1110, 11/F., Star House 3 Salisbury Road, Tsimshatsui Kowloon, Hong Kong
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [  X ]                 Form 40-F [   ]

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]                No [ X ]

TABLE OF CONTENTS
REPORT FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2006 ON FORM 6-K

Page
Consolidated Financial Statements	3 - 5

Audited Consolidated Balance Sheets as of March 31, 2006 and
Unaudited Consolidated Balance Sheets as of December 31, 2006	3

Unaudited Consolidated Statements of Income and Comprehensive
Income for the Nine-Month Periods Ended December 31, 2005
and 2006 and the Three-Month Periods Ended December 31, 2005 and 2006	5

Management Discussion and Analysis of Financial Conditions	6
and Results of Operations

Liquidity and Capital Resources	8

Stock Repurchase Program	9

Section 404 Compliance	9

Submission of Matters to a Vote of Security Holders	9

Exhibit List	10

Signature	10

Exhibit 99.1

BONSO ELECTRONICS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEET

(In U.S. Dollars)

	31-Dec 2006	31-Mar 2006
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	12,987,806	8,582,257
Trade receivables, net	6,576,460	6,740,229
Inventories, net	14,351,144	15,035,216
Tax recoverable	393,288	183,393
Other receivables, deposits and prepayments	3,116,540	1,963,007

Total current assets	37,425,238	32,504,102

Deposits	190,013	188,525
Long term investment	947,285	500,000
Deferred income tax assets – non current	95,917	82,529
Goodwill	842,821	842,821
Brand name,other intengible asset net	2,365,974	2,526,982
Property, plant and equipment, net	11,560,242	12,833,929

Income before income taxes
Total assets	53,427,490	49,478,888

Current liabilities
Bank overdraft	467,691	471,254
Notes payable	7,521,471	3,310,673
Accounts payable	5,109,735	6,288,213
Accrued charges and deposits	2,215,843	2,434,994
Short-term loans	3,955,580	2,936,467
Current portion of long-term debt and capital lease obligations	80,019	215,131

Total current liabilities	19,350,339	15,656,732

Deferred income tax	19,915	19,863

Total Liabilities	19,370,254	15,676,595

Shareholders’ equity

Preferred stock par value $0.01 per share

-authorized shares - 10,000,000

-issued and outstanding shares : March 2006 & December 2006-nil	—	—
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued and outstanding shares : March 2006 & December 2006 - 5,577,639	16,729	16,729
Additional paid-in capital	21,764,788	21,764,788
Retained earnings	11,265,694	11,234,006
Treasury stock	-11,955	—
Accumulated other comprehensive income	1,021,980	786,770

	34,057,236	33,802,293

Total liabilities and shareholders’ equity	53,427,490	49,478,888

BONSO ELECTRONICS INTERNATIONAL INC.
CONSOLIDATED INCOME STATEMENT

(In Thousands of U.S. Dollars)
Unaudited

	Three months ended December 31	Nine months ended December 31
	2006	2005	2006	2005
Net sales	18,871	16,123	55,702	50,235

Cost of sales	-16,207	-13,169	-46,073	-40,549

Gross profit margin	2,664	2,954	9,629	9,686

Selling expenses	629	517	1,885	1,624

Salaries and related costs	1,459	1,505	4,252	4,248

Research and development expenses	107	109	343	381
Administration and general expenses	939	664	2,403	2,280
Amortization of Brand Name	50	50	150	150

Loss/Income from operations	-520	109	596	1,003

Interest Income	70	74	193	160
Other income	70	(82)	166	173

Interest Expenses	-163	-150	-434	-370

Foreign exchange gains \ (Loss)	-71	3	-172	-116

Income before income taxes	-614	-46	349	850

Income tax expense	-16	-30	-38	-35

Net (Loss) / income	-630	-76	311	815

Earning per share
Basic	-0.113	-0.014	0.056	0.146
Diluted	-0.109	-0.013	0.054	0.139

Weighted average shares	5,577,639	5,577,639	5,577,639	5,577,639

Adjusted weighted average shares	5,795,249	5,843,949	5,795,249	5,843,949

Nine Month Period ended December 31, 2006 compared to the Nine Month period ended December 31, 2005

     Net Sales. During the nine-month period ended December 31, 2006, our sales increased 11% from approximately $50,235,000 for the nine-month period ended December 31, 2005 to approximately $55,702,000. The increased sales were primarily the result of increase of demand for our scales products. Sales from our scales business increased by approximately $9,001,000 from $33,649,000 for the nine-month period ended December 31, 2005 to $42,650,000 for the nine-month period ended December 31, 2006. Sales from our telecommunications products decreased by approximately $3,534,000 from approximately $16,586,000 for the period ended December 31, 2005 to $13,052,000 for the period ended December 31, 2006.

     Gross Profit Margin. Gross profit margin as a percentage of revenue decreased to 17.3% during the nine-month period ended December 31, 2006 as compared to 19.3% during the same period in the prior year. This decline was primarily the result of water damage of approximately $678,000 to inventory at our Germany warehouse. The water damage was caused by a heavy rain that made a river near our warehouse overflow. Our warehouse is approximately 100 km northwest from Frankfurt. We are now in the process of negotiating with insurance company for compensation. The other major reason for the decline in gross profit margin is the loss of approximately $199,000 gross profit caused by the returned of defective scales for repair in late December. All of these defective scales will be repaired and shipped back to our customer in March 2007.

     Selling Expenses. Selling expenses increased by 16% from approximately $1,624,000 for the nine-month period ended December 31, 2005 to approximately $1,885,000 for the nine-month period ended December 31, 2006. The increase was primarily the result of increased sales and the increase in airfreight costs for delivery of scales to a customer so that the customer could replenish inventory levels resulting from the defect. Selling expenses increased as a percentage of revenue to 3.4% during the nine-month period ended December 31, 2006 as compared to 3.2% during the period in the prior year.

     Salaries And Related Costs. Salaries and related costs slightly increased from approximately $4,248,000 for the nine-month period ended December 31, 2005 to approximately $4,252,000 for the nine-month period ended December 31, 2006.

     Research And Development. Research and development expenses decreased 10% from approximately $381,000 for the nine-month period ended December 31, 2005 to approximately $343,000 for the nine-month period ended December 31, 2006. The decrease was primarily due to the completion of various new product designs early in the calendar year. Research and development as a percentage of revenue decreased to 0.6% during the period ended December 31, 2006 as compared to 0.8% during the prior year.

     Administration And General Expenses. Administration and general expenses increased by 5% from approximately $2,280,000 for the nine-month period ended December 31, 2005 to approximately $2,403,000 for the nine-month period ended December 31, 2006. This increase was primarily the result of a loss on disposal of fixed-assets, and increased expenses for donations, electricity and water.

     Income From Operations. As a result of the above changes, income from operations decreased by 41% from approximately $1,003,000 for the nine-month period ended December 31, 2005 to $596,000 for the nine-month period ended December 31, 2006.

     Interest Income. Interest income amounted to approximately $193,000 for the nine-month period ended December 31, 2006, compared to $160,000 in the nine-month period ended December 31, 2005. This increase was primarily the result of depositing our cash into higher yield accounts and the increase in interest rates.

     Other Income. Other income decreased 4% from approximately $173,000 for the nine-month period ended December 31, 2005 to approximately $166,000 for the nine-month period ended December 31, 2006. The decrease was primarily due to a decrease in rental income of fixed assets.

     Interest Expenses. Interest expenses increased 17% from approximately $370,000 for the nine-month period ended December 31, 2005 to approximately $434,000 for the nine-month period ended December 31, 2006. The increase was primarily the result of increased use of the Company’s banking facilities. .

     Foreign Exchange Gains/(Loss) Foreign exchange loss increased from approximately $116,000 for the nine-month period ended December 31, 2005 to a loss of approximately $172,000 for the nine-month period ended December 31, 2006. The increased loss was primarily attributable to the fluctuation between RMB, EURO and US$ during this period as compared to the same period last year.

     Net Income. As a result of the above changes, net income decreased from approximately $815,000 for the nine month period ended December 31, 2005 to $311,000 for the nine month period ended December 31, 2006, a decrease of approximately $504,000, or 62%.

Three Month Period ended December 31, 2006 compared to the Three Month period ended December 31, 2005

     Net Sales. During the three month period ended December 31, 2006, net sales were approximately $18,871,000 as compared to $16,123,000 during the three month period ended December 31, 2005, representing an increase of approximately $2,748,000. The increase was due to the increase demand from our major customers for our scales. Sales from our scales business increased by approximately $4,179,000 from $11,360,000 for the three-month period ended December 31, 2005 to $15,539,000 for the three-month period ended December 31, 2006. Sales from our telecommunications products decreased by approximately $1,431,000 from approximately $4,763,000 for the three-month period ended December 31, 2005 to $3,332,000 for the period ended December 31, 2006.

     Gross Profit Margin. Gross profit margin as a percentage of revenue declined to 14.1% during the three-month period ended December 31, 2006 as compared to 18.3% during the prior year. This decrease was principally caused by the water damage from flooding of approximately $678,000 to inventory at our Germany warehouse and the loss of approximately $199,000 gross profit caused by the returned of defective scales for repair in this quarter as explained above.

     Selling Expenses. Selling expenses increased by 21.7% from approximately $517,000 for the period ended December 31, 2005 to approximately $629,000 for the period ended December 31, 2006. This increase was primarily attributable to the increased sales as compared to the same period in the prior year and the increase in airfreight cost as explained above. Selling expenses as a percentage of revenue increase slightly to 3.5% during the three month period ended December 31, 2006 as compared to 3.2% the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs decreased by 3.1% from approximately $1,505,000 for the three months ended December 31, 2005 to approximately $1,459,000 for the three months ended December 31, 2006. This decrease was primary the result of tight control in the number of headcount.

     Research And Development. Research and development expenses slightly decreased 1.8% from approximately $109,000 for the three months ended December 31, 2005 to approximately $107,000 for the three months ended December 31, 2006. The decrease was primarily due to the completion of various new product designs early in the calendar year.

     Administration And General Expenses. Administration and general expenses increased by 41.4% from approximately $664,000 for the three months ended December 31, 2005 to approximately $939,000 for the three months ended December 31, 2006. This increase was primarily the result of a loss on disposal of fixed-assets, and increased expenses for donations and travel.

     Income From Operations. As a result of the above changes, income from operations decreased by 577% from income of approximately $109,000 for the three months ended December 31, 2005 to a loss of $520,000 for the three months ended December 31, 2006.

     Interest Income. Interest income slightly decreased to approximately $70,000 for the three months ended December 31, 2006, compared to $74,000 in the three months ended December 31, 2005. This decrease was the result of having a lower amount of earnings.

     Other Income. Other income increased 185.4% from approximately loss of $82,000 for the three months ended December 31, 2005 to approximately $70,000 for the three months ended December 31, 2006. The loss from last year was caused by the reclassification of scrape sales for disclosure purposes.

     Interest Expenses. Interest expenses increased 8.7% from approximately $150,000 for the three months ended December 31, 2005 to approximately $163,000 for the three months ended December 31, 2006. The increase was primarily the result of increased use of the company’s banking facilities.

     Foreign Exchange Losses/Gains. Foreign exchange loss increased from a gain of approximately $3,000 for the three months ended December 31, 2005 to a loss of approximately $71,000 for the three months ended December 31, 2006. The increased loss was primarily attributable to the fluctuation between RMB, EURO and US$ during this period as compared to the same period last year.

     Net Income. As a result of the above changes, net income decreased from a loss of approximately $76,000 for the three month ended December 31, 2005 to loss of approximately $630,000 for the three months ended December 31, 2006, an decrease of approximately $554,000, or 729%.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of December 31, 2006 we had $12,987,806 in cash and cash equivalents as compared to $8,582,257 as of March 31, 2006. Working capital at December 31, 2006 was $18,074,899 compared to $16,847,370 at March 31, 2006. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

     On November 16, 2006, the Company's Board of Directors authorized a program for the Company to repurchase up to $1,000,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. Two thousand six hundred seventeen (2,617) shares were purchased under this program in the third quarter of fiscal 2007. The Company may from time to time repurchase shares of its Common Stock under this program. This authorization to repurchase shares increases the amount authorized for repurchase from $500,000 to $1,500,000. The Board authorized the previous repurchase program in August of 2001.

Section 404 Compliance

     On December 15, 2006, the Securities and Exchange Commission (“the SEC”) advised that it was extending further the dates that were published on September 29, 2005, to postpone the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will be required to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008 (unless otherwise extended by the SEC). Further, the Company will not be required to file the auditor’s attestation report on internal control over financial reporting until it files it annual report for the fiscal year ending March 31, 2009 (unless otherwise extended by the SEC).

Submission of Matters to a Vote of Security Holders

     The Annual Meeting of the Company’s shareholders was held on November 16, 2006. The matters considered at the meeting were:

1.	The election of Anthony So; Kim Wah Chung; Woo Ping Fok; John Stewart Jackson IV; and Henry F. Schlueter as members of the Company’s Board of Directors;

2.	The ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Company for the fiscal year ending March 31, 2007.

     Each of the nominees was elected to the Board of Directors, and PricewaterhouseCoopers were ratified as the Company’s independent public accountants. The votes cast at the annual meeting upon the matters considered were as follows:

Nominee	For	Withheld Authority to Vote
Anthony So	5,077,126	32,189

Kim Wah Chung	5,076,908	32,407

Woo-Ping Fok	5,076,908	32,407

J. Stewart Jackson, IV	5,077,126	32,189

Henry F. Schlueter	5,076,992	32,323

     Votes on the resolution to ratify Pricewaterhouse Coopers as the Company’s independent public accountants for the fiscal year ending March 31, 2007, were cast as follows: 5,095,820 votes were cast for and 5,780 votes were cast against, with 7,715 votes abstaining.

Exhibits List

99.1	Press Release dated February 16, 2007, announcing the Company’s Third Quarter Financial Results

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

By: /s/ /s/ Anthony So Anthony So, Chairman and Chief Executive Officer